Exhibit 99.112

Date:	March 03, 2025

News Release:	25-02

Ticker Symbols:	TSXV: MOON

BLUE MOON ANNOUNCES ROBUST RESULTS OF THE PRELIMINARY ECONOMIC ASSESSMENT FOR ITS BLUE MOON VMS DEPOSIT INCLUDING AN AFTER-TAX BASE CASE IRR OF 38% AND 48% USING SPOT PRICES

TORONTO, Ontario – March 03, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON), is pleased to announce an updated Mineral Resource estimate and the results of a Preliminary Economic Assessment (“PEA”) for the Blue Moon volcanogenic massive sulphide (“VMS”) deposit (the “Project”), located in Mariposa County, California, which will be summarized in an independent National Instrument (“NI”) 43-101 Technical Report within 45 days. The study was commissioned by Blue Moon and carried out by Micon International Ltd. (“Micon”) and Resource Development Associates, Inc. (“RDA”). It provides a base case assessment for the development of the Project as an underground mine with onsite production of saleable zinc and copper concentrates.

Highlights

Table 1: PEA Results Summary

		PEA Base Case	-10%	+10%	Long-term Consensus	Spot Prices
			Pricing	Pricing	Price Forecast(3)	(Feb. 2025 avg.)
After-Tax NPV ($M, 8% discount rate)(2)		$244	$163	$324	$260	$340
After-Tax IRR (%)(2)		38%	29%	46%	39%	48%
First 6 Years of After-Tax Cashflow ($M)		$367	$293	$442	$382	$458
Payback Period (years)		2.4	2.9	2.0	2.3	1.9
C1 Cost ($/lb ZnEq)		$0.60	$0.60	$0.61	$0.60	$0.55
LOM Average Head Grade (ZnEq %)		12.55	12.66	12.47	12.72	13.83
Nominal processing capacity (tonnes per day)		1,800
Initial Capital Cost ($M)		$144.5
Sustaining Capital Cost ($M)		$64.5
Life of Mine (“LOM”) Capital Cost ($M)		$209.0
Average annual payable	Copper			7,237	000'lbs
production (LOM)	Zinc			62,260	000'lbs
	Gold			22,566	oz
	Silver			681,784	oz
	ZnEq			151,046	000'lbs
Metal prices assumed	Copper $/lb	4.20	3.78	4.62	4.75	4.23
	Zinc $/lb	1.25	1.13	1.38	1.26	1.27
	Gold $/oz	2,200	1,980	2,420	2,181	2,895
	Silver $/oz	27.0	24.3	29.7	26.16	32.18

Notes:

(1)	Unless otherwise noted in this news release, all currencies are reported in US dollars on a 100% basis
(2)	Assumes a 15-month construction period as the basis for the internal rate of return (“IRR”) and net present value (“NPV”) calculations
(3)	Assumed TC/RC terms and long-term, consensus metal price forecast have been provided by Micon.
(4)	Capital cost estimates used for the PEA comprise budgetary quotes from vendors, historical pricing from comparable projects, and parametric calculations based on similar equipment and infrastructure. Estimates exclude planned exploratory underground development and infill drilling costs and other engineering study expenditures incurred prior to a construction decision.
(5)	C1 Cost is net of direct operating costs and royalties on a zinc-equivalent basis, forecast using activity-based cost estimation.
(6)	There are no current mineral reserves, prefeasibility or feasibility study on the property that is affected by this PEA.

The economic analysis contained in this news release are preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Date:	March 03, 2025

News Release:	25-02

Ticker Symbols:	TSXV: MOON

President and CEO of Blue Moon, Christian Kargl-Simard stated:

"The positive results of the independent PEA support the significance of the Blue Moon deposit. The Project’s attractive economics compare well with other zinc development projects globally across valuation metrics, including cash cost, IRR and capital cost. The United States imports the majority of its required zinc, making the Project strategically significant for its trillion dollar bipartisan infrastructure bill. In addition, the current economics do not include any credits for germanium, gallium, aggregates, pyrite, barite and gypsum, all of which are recommended for future study analysis. Blue Moon plans to continue engineering and project development activities on its private land package to further advance the Project towards a future construction decision, with the next step being permitting an exploration ramp for infill and exploration drilling to support a feasibility study. Baseline environmental studies are underway to support the ramp development, with construction expected to start in 2026, subject to permitting.”

PEA Contributors

The following companies have undertaken focused work programs since October 2024 that have been referenced in preparation of the PEA for Blue Moon:

•	Micon – Lead author and independent Qualified Persons (“QPs”) for underground mine design, mine plan, process plant design, infrastructure, environmental, permitting, cost estimate and financial modeling.

•	Resource Development Associates – Geology & Mineral Resource estimate.

Mineral Resource Estimate

In conjunction with the PEA, the Company announced a Mineral Resource Estimate (“MRE”) for the Project with an effective date of December 24, 2024. Mineral resources in this news release were estimated in accordance with the Canadian Institute on Mining, Metallurgy and Petroleum (“CIM") Definition Standards for Mineral Resources and Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on May 14, 2014.

The MRE is based on 87 drill holes totaling 122,364 feet of drilling with 2,631 individual assay intervals. High grade outliers were capped prior to compositing for grade estimation. Gold, silver, copper, lead and zinc mineralization was estimated using inverse distance weighting techniques based on the anisotropy of the deposit. Three-dimensional geology models were constructed to identify the mineralized domains of the deposit. Mineralization is constrained geologically to the mineralized domains to accurately reflect the in-situ mineralization. The mineral resource estimate was completed using Vulcan software in a 3D block model, with blocks ranging from 10x10x10 feet down to 0.1x10x10 feet which are sizes that capture the volume of the veins and are reflective of the selective mining unit envisioned for underground mining of the deposit.

Date:	March 03, 2025

News Release:	25-02

Ticker Symbols:	TSXV: MOON

Table 2: Blue Moon Project Indicated Mineral Resources Effective Date December 24, 2024

Domain (Vein)	ZnEq	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
	Cutoff
Main	2.9%	3,073,000	12.66	0.78	0.16	5.90	0.04	1.14
East	2.9%	498,000	18.99	0.47	0.63	6.64	0.09	3.72
West	2.9%	78,000	9.5	0.62	0.33	4.41	0.03	0.93
Total		3,650,000	13.46	0.73	0.23	5.97	0.04	1.49
			Metal	Cu	Pb	Zn	Au	Ag
				Mlbs	Mlbs	Mlbs	Moz	Moz
			Main	47.94	10.08	362.76	0.11	3.51
			East	4.67	6.29	66.15	0.04	1.85
			West	0.97	0.52	6.91	0.00	0.07
			Total	53.59	16.90	435.83	0.16	5.43

Table 3: Blue Moon Project Inferred Mineral Resources Effective Date December 24, 2024

Domain (Vein)	ZnEq	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
	Cutoff
Main	2.9%	3,261,000	11.41	0.52	0.23	5.68	0.04	1.15
East	2.9%	994,000	15.49	0.59	0.56	5.04	0.07	2.43
West	2.9%	173,000	6.28	0.73	0.22	1.98	0.02	0.40
Total		4,428,000	12.12	0.54	0.30	5.39	0.04	1.41
			Metal	Cu	Pb	Zn	Au	Ag
				Mlbs	Mlbs	Mlbs	Moz	Moz
			Main	33.65	14.74	370.27	0.11	3.76
			East	11.80	11.20	100.11	0.07	2.42
			West	2.52	0.74	6.84	0.00	0.07
			Total	47.97	26.68	477.22	0.19	6.25

Notes:

(1)	Scott Wilson, CPG, President of RDA is responsible for this mineral resource estimate and is an independent Qualified Person as such term is defined by NI 43-101
(2)	Reasonable prospects of eventual economic extraction were assessed by enclosing the mineralized material in the block model estimate in 3D wireframe shapes that were constructed based upon geological interpretations as well as adherence to a minimum mining unit with geometry appropriate for underground mining.
(3)	The cutoff grade of 2.9% ZnEq considered parameters of:

a.	Metal selling prices: Au-$2200/oz, Ag-$27/oz, Cu-$4.25/lb., Pb-$0.90/lb., Zn-$1.25/lb.

b.	Recoveries of Au 86.2%, Ag 94.3%, Cu 93.1%, Pb 0%, Zn 95.3%

c.	Costs including mining, processing, general and administrative (G&A).

(4)	Zinc Equivalent Grade (“ZnEq”) is estimated by the formula: ZnEq = Zn% + ((Cu% * 78.20)+(Pb% * 0)+(Ag opt * 25.46)+(Au opt * 1896.40))/23.83
(5)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
(7)	Figures may not add up due to rounding.
(8)	Tonnages shown in tables 2 and 3 are short tons.

Date:	March 03, 2025

News Release:	25-02

Ticker Symbols:	TSXV: MOON

Mining

The method proposed in the PEA is underground mining at 1,800 tonnes per day (“tpd”) throughput at the mill that can be conventionally extracted using long-hole drilling, stoping and ramp haulage using diesel loaders and articulated trucks, with back-filling of mined voids using cemented tailings. The underground mine design proposes ramp access for workers and materials, with ventilation raises providing a second egress. A contractor-owned fleet of mobile mining equipment is assumed to operate throughout the mine life, while fixed infrastructure (power distribution, pumps, piping, ventilation fans, etc.) are included in initial capital costs. Pre-production mine development costs are also capitalized. However, the base case development schedule assumes the existence of an exploration decline to the first mining level, expected to be completed as part of a program of confirmatory drilling of the mineral resource, and hence the cost of that program (estimated at approximately $30 million) is treated as a sunk cost for the purposes of this PEA.

Waste rock from the underground mining will be utilized as far as practical, and subject to satisfactory testwork results, in the construction of roads and the tailings storage facility. Up to 50,000 tons per year will be hauled off site to be crushed and sold as aggregate in the local market. Excess waste rock will be stockpiled on site near the mine portal.

Metallurgy and Processing

A program of metallurgical testwork was undertaken using two mineralized samples by Lakefield Research in Ontario in 1988 under the direction of Wright Engineers Limited on behalf of Westmin Resources Limited. The preliminary program of work completed by Lakefield Research comprised chemical and mineralogical analyses, hardness testing, batch and locked cycle flotation, flotation concentrate analyses, gravity separation and preliminary settling tests on samples of zinc concentrate and zinc rougher tailings.

Lakefield Research completed 26 separate bench-scale batch flotation tests and one locked cycle test to primarily investigate the sequential flotation of copper and zinc from the two samples. A total of eight batch tests were undertaken using Sample 1, which considered primary grind size, rougher concentrate regrind, flotation reagent combinations and dosage rates, and the recovery of pyrite from the zinc tailings. Sixteen batch tests used Sample 2 and these tests also investigated grind size, rougher concentrate regrinding, reagents, pyrite recovery as well as the potential to separate copper from the bulk copper concentrate. Although there are insufficient details concerning the selection and provenance of the testwork samples to confirm that they were representative of the entire Blue Moon mineral resources, it can be reasonably assumed that they were representative of the styles of mineralization occurring on the Blue Moon property. Conclusions from the 1988 testwork program are as follows:

•	Good recoveries of copper and zinc into high grade concentrates were achieved using conventional sequential flotation technology. Typically, most of the gold and silver in the samples tended to report to the copper concentrate.

•	The copper concentrate produced contained minor amounts of deleterious elements which may incur penalties when sold to smelters. Conversely, this product also contained gold and silver in payable quantities.

•	The zinc concentrate produced was of high grade with relatively low iron, and contained no significant amount of penalty elements.

•	Flotation of pyrite from zinc tailings was successful and additional work to improve the product quality is recommended.

•	The work indices calculated from standard Bond ball mill tests were relatively low and need to be confirmed using fresh samples that represent the main ore types at Blue Moon. The samples contained interesting amounts of barite and gypsum. More work is required to quantify the distribution of these minerals within the deposit, the quality of these minerals, and the potential to recover these minerals as valuable by-products.

•	The samples appeared to contain a certain amount of free or nuggetty gold which should be investigated further. Deportment studies on gold and silver are recommended.

•	Elements of particular interest that should be investigated in the next phase of metallurgical testwork include germanium and gallium. The economic potential of these elements as well as indium should be considered during the next geo-metallurgical testwork program.

Date:	March 03, 2025

News Release:	25-02

Ticker Symbols:	TSXV: MOON

•	Based on the limited amount of testing undertaken so far, there are no processing factors or other deleterious elements that could have a significant effect on the potential economic extraction of the deposit.

Mineralized material brought from underground will be transported from the mine portal to the crushing plant by means of haul trucks tipping directly into an ore bin. A vibrating grizzly feeder will feed the material from the bin to the primary crusher, which will allow finer material to bypass the crusher. The primary crusher will reduce run-of-mine feed material to 80% passing 5 inches. Conveyors will transport the crushed product to a stockpile.

The PEA grinding circuit comprises a semi-autogenous grinding (SAG) mill operated in an open circuit configuration along with a ball mill operated in closed-circuit with a hydro-cyclone cluster. The overall grinding circuit will be designed to reduce the incoming ore from an 80% passing particle size of 5 inches (127 mm) to a final product size of 74 µm found in the hydro-cyclone overflow stream.

The copper flotation circuit will prioritize the recovery of copper mineral from the slurry stream and produce a concentrate that will later be dewatered. The tailings stream from the copper rougher bank and the first copper cleaner bank will feed the zinc flotation conditioning tanks and mixed with appropriate flotation reagents. The discharge from the final conditioner will feed the first zinc rougher flotation cell. The concentrate collected from roughers shall report to the zinc regrind circuit while (optionally) zinc rougher tailings will feed a pyrite flotation circuit.

Each concentrate stream reports to a dedicated thickener. The underflows will each report to a dedicated agitated filter feed tank and dedicated tower filter press producing a filter cake containing about 8% moisture by weight. Filtered concentrate will be loaded by conveyor into lined shipping containers which will transport the material to market.

The paste backfill that will be used in the underground mine operation will utilize a paste mixture prepared from cement, process water and tailings of the mineral processing plant. The filtered pyrite and tailings material will both report to a paste mixer which will combine the filter cake with a cement binder and adjustment water to reach a desired paste density. This paste will be pumped through the underground distribution network until it reaches the stopes to be filled. Tailings not utilized as backfill will be stored on surface in a lined dry-stack tailings storage facility.

Infrastructure

The major infrastructure items considered and costed in the PEA support a mining and milling operation that is expected to operate 24-hours per day, seven-days per week. The design of project infrastructure has prioritized environmental protection, workforce safety, and operating efficiency while minimizing community impacts. Major infrastructure items include, but are not limited to the following:

•	Power Supply: It is assumed that Blue Moon will connect to the New Exchequer Powerhouse hydro-electric power supply located on Lake McClure, approximately 1.5 miles north of the Project. The total power demand of the mine, concentrator and recovery plant is estimated to be approximately 9 MW and requires as substation capacity of approximately 15 MVA. The estimated power cost is US$0.175/kWh.

•	Process water will be reclaimed from the water management pond and pumped back to the plant. Multiple process water systems within the plant will minimise inter-circuit reagent contamination. Make-up water will likely be obtained from boreholes, but additional hydrogeological studies will be required to confirm borehole supply capacity.

•	Road Access: Access to the Project site will utilize existing public and private roads, the latter being upgraded as necessary to provide all-weather access to the site.

•	Mine haul access road for waste rock and mill-feed that can accommodate 40-tonne trucks.

Date:	March 03, 2025

News Release:	25-02

Ticker Symbols:	TSXV: MOON

•	Mine facilities including but not limited to buildings for maintenance, warehousing, administration, laboratories and security.

•	Water supply and management systems.

•	Lined tailings storage facility and waste rock storage pads.

Initial Capital Costs

The initial capital expenditures for the Project were estimated by Micon using a combination of budgetary quotes from vendors, historical pricing from comparable projects, and parametric calculations based on similar equipment and infrastructure, as summarized in Table 4. Capital expenditures to be incurred after the start-up of operations are assigned to sustaining capital and are projected to be covered by operating cash-flows. Project contingencies have been added where applicable, excluding capitalized operating costs, which results in an overall contingency of $28.5M or 24.6% of initial capital before contingency.

Table 4: Initial Capital Cost Estimates

Pre-Production
Item	Capital ($M)
Capitalized Pre-Production Development	18.4
Process Plant	39.1
Backfill Plant	8.9
Tailings disposal	7.0
On-site Infrastructure	8.8
Off-site Infrastructure	1.9
Common Services	16.0
Indirect - site costs	2.9
Indirect - spares & first fills	3.1
EPCM	7.7
Owners Cost	2.2
Contingency	28.5
Total initial capital expenditure	144.5

Notes:

(1)	Totals do not necessarily equal the sum of the components due to rounding adjustments.
(2)	Direct process plant capital costs are based on benchmarking and budgetary estimates, not from engineering design.
(3)	Estimates exclude planned exploratory underground development and infill drilling costs and other engineering study expenditures incurred prior to a construction decision.

Sustaining Capital Costs

Micon estimates the LOM sustaining capital for Blue Moon to be $64.5M, which is expected to be funded by operating cash flows. The sustaining capital estimate is primarily for the expansion of the tailings storage facility, and maintaining the surface plant and infrastructure. Micon has assumed closure bonding is covered by a corporate surety, and a cost for reclamation and closure at the end of LOM of $15.0M, net of the realisable residual (scrap) value of equipment.

On Site Direct Operating Costs (“Opex”)

The estimated direct Opex for Blue Moon totals $116.24/t of mill feed – see Table 5. Micon has estimated the Opex based on estimates of contractor mining rates, processing consumables, spares, power and labour costs, industry benchmarking, proprietary information and its professional experience.

Date:	March 03, 2025

News Release:	25-02

Ticker Symbols:	TSXV: MOON

Table 5: On Site Operating Cost for Base Case

LOM Average Cost
Area	($/t processed)
Mining	$75.02
Processing	$36.11
G & A	$5.10
Total:	$116.24

Notes:

(1)	Totals do not necessarily equal the sum of the components due to rounding adjustments.

Off-Site Costs (Concentrate Transport, Treatment, and Refining Charges)

Projected Treatment and Refining Charges and transport charges for the copper, and zinc concentrates were developed by Micon based on industrial benchmarks and in-house data. Over the life of the mine, these charges equate to $22.58/t processed. Blue Moon anticipates that the copper and zinc concentrates are likely to be sold primarily to smelters in Asia. Off-site costs are comprised of freight charges (highway and ocean), port handling fees, and smelter treatment and refining charges.

Taxes and Employment

California state production and corporate taxes, and US Federal taxes have been accounted for, resulting in an overall corporate tax burden of $188 million, or approximately 28%, excluding payroll taxes, etc. - see Table 6.

Table 6: LOM Tax Contributions

Item	US$’000
California Royalties on Gold and Silver	1,850
California Corporate Income Tax	57,300
USA Federal Income Tax	123,699
Payroll taxes (approximate)	67,710
Total	250,558

Over 1,000 direct temporary jobs will be created during the 15-month construction period, consisting of a full range of skilled and unskilled labor, management, supervisory, safety, quality, and environmental personnel.

Once in operation, the Blue Moon Mine is expected to employ an estimated 250 personnel on site. It is the Company’s intent to work with the local communities in advance of production to facilitate the training and skills development needed to operate the mine. Moreover, it may be expected that there will be a “multiplier effect” in the surrounding communities and region to meet the Project’s need for local services, supplies, and infrastructure to support construction and operations, potentially amounting to several times the direct employment headcount.

Environmental and Community Matters

Detailed environmental, social, and technical studies were undertaken in the 1980s and 1990s under previous management of the property, as part of a permitting process for a vertical underground shaft and associated mining/processing infrastructure. The prior permitting process culminated with the issuance of a Conditional Use Permit and Reclamation Plan by the Mariposa County Planning Commission in 1989 and a water discharge permit from the Central Valley Regional Water Quality Control Board in 1990. Although that project was not developed, those studies provide an indication of baseline conditions in the project area, and can be used to inform the approach to future studies.

Date:	March 03, 2025

News Release:	25-02

Ticker Symbols:	TSXV: MOON

As the Project design advances, updated technical and environmental studies will be necessary to comply with the California Environmental Quality Act.

In operation, the Project will recirculate process water within the plant and return water from the tailings pond to minimise the quantity of make-up water required. No discharge of contact water is anticipated. The proposed site layout minimises the Project’s footprint and limits surface disturbance to privately-owned land.

Responsible closure planning will be integrated into all phases of the Blue Moon Project and undertaken in compliance with Federal and California State requirements and GIIP, for example the ICMM Guidance for Integrated Mine Closure. A Reclamation Plan, prepared pursuant to the requirements the California Surface Mining and Reclamation Act, will be developed and submitted to the regulatory authorities as part of the project permitting process, and must be approved before mining commences. Financial assurance (reclamation bond) will be posted with responsible agencies, and reviewed annually. The approach to closure planning will focus on returning the land to pre-mining conditions, to the extent possible. It will minimize any potential negative environmental and social impacts, enhance environmental and social benefits, and take due consideration of public health and safety.

Opportunities and Future Work

The Project has significant exploration potential which could result in expansion of the identified mineral resources. Historical data from past exploration of the Blue Moon Mine will be digitised to facilitate its use in guiding future work. Core from previous drilling programs will be preserved where possible and sampled for re-assay to improve confidence in the resource estimate. These samples could also be used to test the distribution, and in due course quantify the potential for economic recovery, of other metals and minerals associated with the Blue Moon deposit, including gallium, germanium, indium, barite, gypsum and pyrite.

A significant portion of the unmineralized (‘waste’) rock arising from mine development might be used to produce aggregate for sale in the district, and the potential for crushing and screening this material at a nearby facility will be investigated.

A drill program that will allow the collection of fresh, representative samples of the mineralized zone is needed in order to conduct further metallurgical testwork on the comminution and flotation processes required to produce saleable concentrates. Ideally, this drill program should be conducted from an exploration ramp that would be mined from the southern end of the Blue Moon deposit, descending to the north to facilitate its eventual use as a primary access for underground mine development and production. The exploration ramp and underground drill program will also facilitate collection of geotechnical data to inform the mine planning process. Further engineering work is also required to advance knowledge of the hydrogeological conditions in the Project area to refine site-wide water management models.

Technical Information and Quality Control & Quality Assurance

The company utilizes site personnel to enforce a quality control/quality assurance program. Samples are logged and tracked prior to sealing and shipping. Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment. All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third-party laboratory for additional quality control.

Date:	March 03, 2025

News Release:	25-02

Ticker Symbols:	TSXV: MOON

During the site visit, the Independent Qualified Person, Scott E. Wilson, performed data verification by examining core materials at the site, and has selected check samples to develop independent verifying assays of intervals by ALS Global Laboratories in Reno, NV. Geologic data development processes were reviewed and observed during a site visit. All drilling geologic description, assaying data and geochemical data have been provided in a database format to Resource Development Associates Inc. for the purpose of estimating the resource.

Qualified Persons

The following QPs will co-author the technical report that will be based on the PEA. These QPs have reviewed and approved the scientific and technical information in this news release that pertain to the sections of the PEA technical report that they are responsible for.

Geology & Mineral Resource	Scott Wilson, C.P.G, RDA
Metallurgy	Richard Gowans, P.Eng.
Mining	Peter Szkilnyk, P.Eng.
Process Plant, Infrastructure	Abel Obeso Muniz, P.Eng.
Tailings and Water Management	Peter Stevens, C.Geol, ARSM
Environmental & Community	Becky Humphrey, CEnv, MIMMM
Economic Evaluation	Christopher Jacobs, CEng, MIMMM

Each of the individuals above are QPs for the purposes of NI 43-101. All scientific and technical information in this press release in respect of the Project and or the PEA is based on information prepared by or under the supervision of those individuals. The Mineral Resource estimate in this news release has been classified in accordance with CIM Definition Standards – For Mineral Resources and Mineral Reserves (May 14, 2014).

In accordance with NI 43-101, a Technical Report will be filed on SEDAR+ within 45 days of the disclosure of this news release. The technical and scientific information of this news release has been reviewed and approved by Mr. Dustin Small, P.Eng., a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information

Blue Moon Metals Inc.

Christian Kargl-Simard

President, CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Date:	March 03, 2025

News Release:	25-02

Ticker Symbols:	TSXV: MOON

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance. Forward-looking statements in this press release include, but are not limited to, statements regarding: the anticipated results of the PEA; the filing of the independent Technical Report and the timing thereof; the expected NPV, IRR, cashflow, payback period, C1 cost, processing capacity, capital costs, life of mine and annual production at the Project; Blue Moon’s plans to continue engineering and project development activities on its private land to further advance the Project; a future construction decision; the construction of an exploration ramp for infill and exploration drilling and the timing thereof; the use of waste rock from the underground mining; the expected metallurgy and processing at the Project; the planned infrastructure at the Project; the estimated initial capital costs for the Project and timing of capital expenditures; the estimated amount, funding and use of the sustaining capital costs for the Project; the estimated Opex for the Project; the anticipated location of the smelters to which the copper and zinc concentrates are likely to be sold; the anticipated tax burden and employee requirements of the Project; that an ESIA will be undertaken; that updated technical baseline studies will be necessary; the integration of responsible closure planning into all phases of the Project; the development of a Reclamation Plan.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: that the anticipated results of the PEA will not be realized; that the Technical Report may not published at all or within the expected timeframe; that the actual NPV, IRR, cashflow, payback period, C1 cost, processing capacity, capital costs, life of mine and annual production will differ from expectations; that Blue Moon will not continue engineering and project development activities on its private land; that the Company will never make a decision on construction; that the exploration ramp will not be constructed at all or within the anticipated timing; that the waste rock will not be used as described in this news release; that the metallurgy and processing at the Project may not occur as anticipated; that the infrastructure will not develop as planned; that the initial capital costs and timing of capital expenditures may differ from the expectations; that the sustaining capital costs may be higher, have a different source and use than anticipated; the Opex may be different than anticipated; that the copper and zinc concentrates may not be sold primarily to smelters in Asia or at all; that the tax burden may be higher than expected; that the number of required employees may be higher than anticipated; that the Company will not prepare an ESIA; that updated technical baseline studies may not be necessary or undertaken; that the responsible closing planning may not be integrated into all phases of the Project; that the Company will not develop a Reclamation Plan. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Project and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.